              [LETTER HEAD OF SUPREME INDUSTRIES INC. APPEARS HERE]

                                                                  EXHIBIT (a)(9)


For Immediate Release

Contact:    Robert W. Wilson
            Executive Vice President
            219/642-3070

                   SUPREME INDUSTRIES CLOSES DUTCH AUCTION
             AND WILL REPURCHASE 1,701,357 SHARES AT $10 PER SHARE

GOSHEN, INDIANA, (May 11, 1999) - Supreme Industries, Inc. (AMEX-STS), a leading manufacturer of specialized truck bodies and shuttle buses, announced today the close of the "Dutch Auction" self-tender offer to purchase for cash up to 2,000,000 shares of its issued and outstanding Class A and Class B Common Stock, par value of $.10 per share. The tender offer began on Monday, April 12, 1999 and expired at 5:00 p.m., New York City time, on Monday, May 10, 1999.

According to the terms of the Dutch Auction, the Company's stockholders were invited to tender up to 2,000,000 shares of the Company's Class A and Class B Common Stock to the Company at prices not greater than $10, nor less than $8.75 per share, as specified by the tendering stockholders. The Company's Class B Common Stock is convertible into the Company's Class A Common Stock on a one-for-one basis.

In response to the Dutch Auction 1,701,357 shares of the Company's Common Stock were tendered to the Company. Acting in accordance with the terms of the Dutch Auction, the Company will repurchase all 1,701,357 shares of such Common Stock at a purchase price of $10 per share. Payment for the repurchased shares will be made as soon as practicable.

The Company's Board of Directors believes that the Dutch Auction was in the best interests of the Company. The Dutch Auction afforded to those stockholders who desired liquidity an opportunity to sell all or a portion of their shares without the usual transaction costs associated with open market sales.